________                                           ______________

FORM 4    U.S. Securities and Exchange Commission    OMB APPROVAL
________      Washington, D.C.  20549             ______________

[ ] Check this box if no longer       OMB Number 3235-0287
    subject to Section 16. Form       Expires: February 1, 1994
    4 or Form 5 obligations may       Estimated average burden
    continue. See Instruction 1(b)        hours per response... 0.5
                     _________________________

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting          2. Issuer Name and Ticker
           Person                            or Trading Symbol

    Shaffer, Jerome D.                     LSB Industries, Inc. (LSB)
    _______________________
    (Last) (First)  (Middle)              3. IRS or Social Security
                                             No. of Reporting Person
                                                 (Voluntary)
     208 N.W. 40th
    ___________________________________           ###-##-####
          (Street)

    Oklahoma City, Oklahoma  73118
    ____________________________________
    (City)         (State)     (Zip)

4. Statement for Month/Year:  November, 1996

5. If Amendment,Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer Check all applicable)

   X Director        ____ 10% Owner     ____ Officer (give title below)
  ___        ____ Other (specify below)


                ___________________________________


__________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed Of,
          or Beneficially Owned
__________________________________________________________________


1. Title of   2. Transaction   3. Transaction  4. Securities Acquired
   Security      Date (Month/     Code            (A) or Disposed of
                 Day/Year)        (Instr. 8)      (D)(Instr. 3, 4, 5)
                                _____________     ___________________
                                Code       V      Amount  (A)  Price
                                                           or
                                                          (D)
                                ______   _____    ______  ____  _____
Common Stock      11/15/96        M        -      10,000    A   $3.125

5.  Amount of       6.  Ownership Form:      7.  Nature of
    Securities          Direct (D) or            Indirect
    Beneficially        Indirect (I)             Beneficial
    Owned at End        (Instr. 4)               Ownership
    of Month                                     (Instr. 4)
    (Instr. 3 & 4)
     120,034                 D                       -

_____________________________________________________________________
Reminder: Report on a separate line for each              Page 1 of 2
          class of securities beneficially             SEC 1474 (3/91)
          owned directly or indirectly
                           (Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed
                              of, or Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)
_______________________________________________________________________


1.  Title of  2. Conversion  3. Transaction  4. Transaction  5. Number of
    Security     or Exercise    Date            Code            Derivative
   (Instr. 3)    Price of      (Month/Day/      (Instr. 8)      Securities
                 Derivative       Year)                         Acquired (A)
                 Security                                       or Disposed
_____________  ____________  _____________   ______________   ______________
                                               Code     V      (A)      (D)
                                              _____   _____   ______  ______
Nonqualified
Stock Option     $ 3.125           -            M        -       -    10,000

Nonqualified
Stock Option     $ 9.00            -            -        -       -       -

Nonqualified
Stock Option     $ 5.375           -            -        -       -       -

Preferred
"C" Stock        $11.55            -            -        -       -       -


6. Date Exercisable      7. Title and Amount of        8. Price of
   and Expiration           Underlying Securities         Derivative
   Date (Month/Day/         (Instr. 3 and 4)              Security
   Year)                                                  (Instr. 5)
___________________      ________________________      _____________
                                        Amount             (Instr. 5)
  Date      Expir-                        or
  Exer-     ation                       No. of
  cisable   Date          Title         Shares
_________   _______     __________     _________      ______________
  6/1/92    6/1/97      Common Stock      5,000               -

 10/31/94   4/30/99     Common Stock      5,000               -

 10/31/95   4/30/00     Common Stock      5,000               -

   (2)        (2)       Common Stock      4,329               -


9.  Number of        10.  Ownership Form     11.  Nature of Indirect
    Derivative            of Derivative           Beneficial Owner-
    Securities            Security:               ship (Instr. 4)
    Beneficially          Direct (D) or
    Owned at End          Indirect (I)
    of Month              (Instr. 4)
    (Instr. 4)
_________________    ___________________      ______________________
       (1)                    D                          -

       (1)                    D                          -

       (1)                    D                          -

      1,000                   D                          -
__________________________

Explanation of Responses:

(1) Nonqualified Stock Option ("NQSO") to purchase the Company's Common Stock granted pursuant to the Company's 1993 Non-Employee Director Stock Option Plan (the "1993 Plan"). NQSO's granted under the 1993 Plan may be exer-cised at any time after six months from the date the NQSO was granted. To the extent not exercised, the NQSO terminates upon the fifth anniversary of the date the NQSO was granted or upon the cessation of the optionee as a member of the Board of Directors of the Company.

(2) Each share of the Company's $3.25 Convertible Exchangeable Class C Pre-ferred Stock, Series 2 is convertible at the option of the holder into
     4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

**Intentional misstatements or omissions constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                     /s/ Jerome D. Shaffer     December 8, 1996
                                     ________________________  ________________
                                     **Signature of Reporting          Date
                                       Person
                                       Jerome D. Shaffer


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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BALL\K-M\LSB\FORMS345\EDGAR\11-96F4.JDS                     SEC 1474 (3/91)